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             [Skadden, Arps, Slate, Meagher & Flom LLP letterhead]


                                          June 8, 2006


VIA ELECTRONIC TRANSMISSION
---------------------------

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549



                    Re:   PGT, Inc.
                          Amendment No. 3 to Registration Statement on Form S-1,
                          Filed on June 8, 2006
                         (SEC File No. 333-132365)
                          -----------------------

Ladies and Gentlemen:

     On behalf of PGT, Inc., a Delaware corporation (the "Company"), we hereby electronically transmit, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission, Amendment No. 3 to the Registration Statement of the Company on Form S-1 for filing under the Securities Act of 1933, as amended, in connection with the Company's initial public offering of shares of the Company's common stock.

     Please contact the undersigned at (302) 651-3180 should you require further information or have any questions.


                                       Very truly yours,

                                       /s/ Allison Land Amorison
                                       ---------------------------------
                                       Allison Land Amorison


cc:  Rodney Hershberger